UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14974

1, rue Jeanne d'Arc

92443 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: April 28, 2010	Title:	Corporate Secretary

PRESS RELEASE

Technicolor: signature of two committed receivables facilities

Paris, April 27, 2010 – As foreseen in its debt restructuring plan, Technicolor (Euronext Paris: 18453; NYSE: TCH) signed last week two committed receivables facilities.

In France, Technicolor's wholly owned subsidiary, Thomson Telecom SAS, signed a €100 million 3 year factoring facility with GE Factofrance.

In the U.S., certain of our U.S. subsidiaries signed with Wells Fargo Capital Finance, LLC, part of Wells Fargo & Company (NYSE:WFC), a $125 million 3 year credit facility, secured by the subsidiaries’ receivables.

Both of these facilities are subject to the fulfillment of customary conditions precedent prior to being available for advances and borrowings. We expect these facilities along with the Group's cash balances will fulfill the ongoing liquidity needs of the Group following its debt restructuring, which is expected to close in late May.

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Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors beyond Technicolor’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements due to changes in global economic and business conditions, risks related to its debt restructuring, and risks related to its operations in general. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s Form 20-F (formerly Thomson) and other filings with the U.S. Securities and Exchange Commission and Technicolor’s Rapport Annuel and other filings with the French Autorité des marchés financiers.

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About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information: www.technicolor.com

Press contacts: 33 (0)1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: 33 (0)1 41 86 55 95

Investor.relations@technicolor.com